September 15, 2005

By U.S. mail and facsimile to 011 (852) 2343-4976

Po S. Fong
Chief Financial Officer
Highway Holdings Limited
Suite 810, Level 8, Landmark North
39 Lung Sum Avenue
Sheung Shui
New Territories, Hong Kong

	RE:	Highway Holdings Limited
		Form 20-F for the fiscal year ended March 31, 2005
		Filed June 30, 2005

		File No. 0-28990

Dear Ms. Fong:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.








Form 20-F for the year ended March 31, 2005

Item 5. Operating and Financial Review and Prospects, page 35

Results of Operations, page 37
1. You state on page 39 that the decrease in sales to the U.S. during fiscal 2004 was due to the loss of your principal U.S. customer. We assume the loss of this customer is unrelated to the U.S. International Trade Commission matters disclosed in note nine to your financial statements. Given your dependence on a few major customers, please tell us and disclose in future filings the facts and circumstances surrounding the loss of this customer, including the adverse business, operational, and competitive factors that caused the loss.

Contractual Obligations, page 42
2. We note that your tabular presentation of contractual obligations does not include the interest commitments related to your debt. In future filings, include the interest commitments under your interest-bearing debt in this table, or provide textual discussion of this obligation in the footnotes to the table. If you provide a textual discussion, the discussion should quantify the interest payments using the same time frames stipulated in the table. Refer to footnote 46 to SEC Release No. 33-8350.

Item 15. Controls and Procedures, page 59

3.	We note your disclosure regarding your disclosure controls
and
procedures.  We have the following comments:
* If true, please confirm in your response that your chief executive officer and chief financial officer concluded that the Company`s disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files under the Securities Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e). Please revise to comply with the disclosure requirement in future filings.
* If true, please confirm in your response that there have been no changes in your internal control over financial reporting that occurred during the period covered by the annual report that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. Refer to item 15(d)
of Form 20-F. Please revise your future filings to comply with this disclosure requirement.

*    *    *    *

      Please respond to these comments by providing the supplemental information requested within ten business days or tell us when you will provide us with a response. Please provide us with a supplemental response that addresses each of our comments. Please file your supplemental response on EDGAR as a correspondence file. We may raise additional comments after we review your responses.

      To expedite our review, you may wish to provide complete packages to each of the persons names below. Each package should include a copy of your response letter and any supplemental information.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
* the company is responsible for the adequacy and accuracy of the disclosure in their filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.











      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Jenn Do, Staff Accountant, at (202) 551-
3743,
or me at (202) 551-3255 if you have questions regarding comments on the financial statements and related matters.

								Sincerely,



								Nili Shah
								Branch Chief

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Ms. Po S. Fong
Highway Holdings Limited
September 15, 2005
Page 4



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE